

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON RECEIVES APPROVAL FOR RECAPITALIZATION FROM SHAREHOLDERS AND NOTEHOLDERS

Plan of Arrangement Obtains Court Approval

CALGARY, July 26, 2011 – Compton Petroleum Corporation (TSX - CMT) ("Compton") is pleased to announce that the required majority of holders of the outstanding US$193.5 million of Compton Petroleum Finance Corporation ("Compton Finance" and with Compton, the "Corporation") 10% Senior Notes due 2017 and US$48.8 million of Compton Finance 10% Mandatory Convertible Notes due September 2011 (together, the "Notes") have approved the proposed recapitalization transaction (the "Recapitalization") under which all of the Notes are to be converted into equity. In addition, the required majority of shareholders have approved the resolutions voted upon at the Special Meeting of shareholders of Compton held on July 25, 2011, which were as follows:

- to consolidate its issued and outstanding Common Shares on the basis of one (1) new Common Share for every two hundred (200) Common Shares as described in the joint management proxy circular of Compton and Compton Finance dated June 24, 2011 (the "Circular");

- to issue Common Shares, Rights, Backstop Rights and Cashless Warrants to the holders of the Notes under the Recapitalization, as more particularly described in the Circular; and

- to approve a reduction of the stated capital account maintained for the Common Shares, as more particularly described in the Circular.

The results of voting have been filed with regulatory authorities and can be found on SEDAR at www.sedar.com. In addition, Compton has received a final order of the Court of Queen's Bench of Alberta approving the Recapitalization.

The Recapitalization is subject to certain conditions which are typical of transactions of this nature. Compton believes all of those conditions will be satisfied and that the Recapitalization will be completed along the timeline described below.

Next Steps & Capital Structure Post Recapitalization

Compton will now focus on finalizing and mailing the Short Form Prospectus (the "Prospectus") in respect of, among other things, the Rights Offering to stakeholders. Compton anticipates that the record date for the share consolidation will be on or around August 5, 2011, and that the consolidated Common Shares will begin trading on the Toronto Stock Exchange ('TSX') on or around August 10, 2011.

Post consolidation as of the shareholder distribution date (on or around August 16, 2011), stakeholders will receive (i) one Right for each Common Share held, which will enable them to participate in the Rights Offering, and (ii) two Cashless Warrants for each Common Share held, each of which will be automatically converted into one Common Share if the Warrant Trigger Price is reached during their three-year term. For every 2.0612181 Rights, a stakeholder may purchase one Common Share.

If a shareholder wishes to minimize the dilution which shall result from the Rights Offering, the shareholder should fully exercise the Rights issued to that shareholder to subscribe for and purchase Common Shares. If a shareholder does not fully exercise such Rights, or elects to sell or transfer those Rights, the dilution to that shareholder's current percentage ownership in Compton will be greater than if such shareholder had exercised all its Rights.

The Prospectus outlining, among other things, the details of the offering of Rights and Cashless Warrants to the stakeholders is in the process of being completed and filed with Canadian securities regulatory authorities. It is anticipated to be available on Compton's website, www.comptonpetroleum.com, and via www.sedar.com on or around August 4, 2011, and mailed to Compton's stakeholders on or around August 19, 2011. Additional information pertaining to how stakeholders can obtain information to exercise their Rights will be outlined on Compton's website.

Completion of the Recapitalization is expected to provide the following key benefits to the Corporation:

- Normalizes Compton's capital structure to be competitive with industry peers in the continuing low natural gas price environment

  o Reduces the ratio of debt to trailing four quarter adjusted EBITDA from 4.4 times to 1.5 times (pro forma) at March 31, 2011

- Substantially improves financial strength and reduces financial risk

  o Retires approximately $274.3 million of debt, including the Mandatory Convertible Notes due in September 2011 and the Senior Notes due in 2017

  o Reduces the drawings on Compton's Credit Facility by the amount of the net proceeds of the Rights Offering, after deducting costs incurred in completing the Recapitalization

  o Increases the total credit capacity under the Senior Bank Facility to $160.0 million

  o Improves Compton's financial liquidity

- Positions the Corporation to more aggressively invest in its asset base

  o Decreases annual cash interest and financing expenses by approximately $25.5 million, which can be reallocated to asset development

- o Provides the opportunity for accretive growth using only internally generated cash flow over a multi-year horizon

''We're pleased to receive approval of the Recapitalization by both noteholders and shareholders,'' said Tim Granger, President and CEO. "This was a critical step to its implementation, providing firm footing to move forward with the development of the company and its assets. With the additional funds available due to the reduction in interest expenses, we will be able to focus on not only maintaining current production levels but growth as natural gas prices improve. We will finally be in the position to effectively access the potential of our large asset base and turn it into future value for shareholders."

Key Dates & Information

Key dates related to the Recapitalization are as follows:

Event	Anticipated Date
Prospectus for Rights Offering	On or about August 4, 2011
Consolidation Record Date	On or about August 5, 2011
Consolidated Shares Trade	On or about August 10, 2011
Shareholder Distribution Record Date	On or about August 16, 2011
Effective Date of Arrangement, including Note Exchange	On or about August 17, 2011
Mailing of Prospectus	On or about August 19, 2011
Rights Expiry Date	On or about September 14, 2011
Completion of Rights Offering	On or about September 21, 2011

It is imperative that stakeholders who wish to exercise their Rights provide direction to Compton regarding their Rights. To subscribe for Common Shares, a completed Rights Certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by Computershare Investor Services Inc. (the "Subscription Agent") as follows:

By registered mail, by hand or by courier:

By regular mail:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Facsimile: 1-905-771-4082
E-Mail: corporateactions@computershare.com

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E
Toronto, Ontario M5C 3H2

Attention: Corporate Actions

If a stakeholder does not return a completed Rights Certificate as described above, the Rights will expire on or around September 14, 2011 and the stakeholder will have been deemed to have given up their Rights. It is expected that documents relating to the Rights Offering will be mailed out to stakeholders on or around August 19, 2011. Should a stakeholder not receive their voting package, the Prospectus will be posted on Compton's website and the Rights Certificate can be obtained as follows:

- Registered shareholders (i.e. hold a stock certificate) should contact the Subscription Agent:

    Computershare Investor Services Inc.
    1-800-564-6253
    www.computershare.com

- Beneficial Shareholders (i.e. trade through a broker) should contact their brokers, who will provide the Rights Certificate.

- Noteholders should contact either Compton or the Note Trustee, Bank of Nova Scotia Trust Company of New York (Telephone: 212-225-5000).

A holder of Rights who exercises all such Rights by subscribing for the maximum number of Common Shares to which such holder is entitled to subscribe, may subscribe for additional whole Common Shares, if available, at the Subscription Price. Shareholders who require assistance in exercising their Rights should please contact Compton or Computershare as outlined at the end of this release.

Further information about the Recapitalization is available on SEDAR (www.sedar.com) and Compton's website (www.comptonpetroleum.com).

_____

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, cash flow per share, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) the completion of the Recapitalization and its impact on the Corporation, (ii) cash flow and capital and operating expenditures, (iii) exploration, drilling, completion, and production matters, (iv) results of operations, (v) financial position, and (vi) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's Recapitalization transactions, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich	Tim Granger
Director, Investor Relations	President & CEO
Ph: (403) 668-6732	Ph: (403) 205-7480

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

Noteholders:	**Shareholders:**
Mackenzie Partners	Computershare Investor Services Inc.
Information Agent	Subscription Agent
Ph: (212) 929-5500	Ph: (905) 771-4082
Toll-free: (800) 322-2885	Toll-free: (800) 564-6253
Email: proxy@mackenziepartners.com	Email: corporateactions@computershare.com